Exhibit(a)(2)

3020 Denmark Avenue, Suite 100

Eagan, Minnesota 55121

Tel (651) 234-3300

Fax (651) 234-3398

April 14, 2015

Dear Stockholder,

We are pleased to announce that on March 30, 2015, Norcraft Companies, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fortune Brands Home & Security, Inc. (“Fortune Brands”) and Tahiti Acquisition Corp. (the “Purchaser”), an indirect wholly-owned subsidiary of Fortune Brands.

Pursuant to the terms of the Merger Agreement, Purchaser is offering to purchase all outstanding shares of common stock (each, a “Share”) of the Company at a price of $25.50 per Share (the “Offer Price”), subject to the terms and conditions set forth in the Purchaser’s Offer to Purchase and in the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”).

Our Board has carefully evaluated the terms of the Offer and unanimously recommends that you accept the Offer and tender your Shares.

The Board’s recommendation was reached after consulting with our senior management, legal and financial advisors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to the Offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation in support of this Offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Offer is in the best interests of our stockholders are as follows:

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Offer Price. The Offer Price represents a premium of approximately 19.4% over the Company’s volume weighted average share price during the 60 days ended March 27, 2015. The Board believes that it has obtained Fortune Brands’ best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per share consideration reasonably obtainable.

NORCRAFT COMPANIES, INC.	April 14, 2015

•	Strategic Alternatives. The Board considered potential alternatives to the acquisition of the Company by Fortune Brands, including the possibility that the Company would remain an independent public company, and determined that none of these alternatives was reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

•	Cash Consideration; Certainty of Value; No Financing Condition. The Offer Price is payable in cash, providing certainty, immediate value and liquidity to holders of Shares while avoiding potential long-term business risk. Additionally, there is no financing condition to the consummation of the transaction.

•	Terms of the Merger Agreement. The Merger Agreement is a result of robust arm’s-length negotiations, which supports the Board’s belief that the Merger Agreement contains the most favorable terms to the Company to which Fortune Brands was willing to agree. The Merger Agreement contains a number of provisions addressing deal certainty and facilitating a market check to confirm that this is the best deal available to our stockholders.

In summary, we believe that the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders. On the terms and subject to the conditions set forth in the Merger Agreement, the Board recommends that the stockholders of the Company accept the Offer and tender their Shares in the Offer.

Should you have any questions about this Offer or other matters, please contact Investor Relations of the Company at (651) 234-3302 or investorrelations@norcraftcompanies.com.

We appreciate your trust in the Company and its Board. We encourage you to follow the Board’s recommendation and tender your Shares to the Purchaser.

Sincerely,

Mark Buller
President and Chief Executive Officer

Disclosures

This correspondence contains forward-looking statements about the Company. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the Company’s control that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance

NORCRAFT COMPANIES, INC.	April 14, 2015

on these forward-looking statements, which speak only as of the date of this correspondence. The Company does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. The Company urges you to read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

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